Company Overview

Zelgor is a game company connecting epic mobile experiences with the real world map. Zelgor's mission is to build games that are simple to learn and difficult to master by creating epic wins that keep users playing longer. Currently, 66% of mobile gamers quit playing within 24 hours. Although most mobile games provide short-term gratification, they don't provide the feeling of immense satisfaction that comes from achieving something that you once thought impossible. We believe that both are critical to long-term success in the game space.

NoobTubez Overview

NoobTubez tells the story of an alien race called Noobs, who have come to Earth to take over the world. The Noobs are small, balloon-like creatures; they are highly allergic to water and roll around in fields of grass to gain nutrients. Now that the grass on their home planet is dying, their fearless leader, the Noob Lord, has instructed his subjects to explore the universe and find a new home planet. He has promised limitless riches, eternal glory, and a mysterious powerful prize to any Noob or Noob squad that can find and conquer a new home.

Enamored with the endless possibilities of a mysterious prize (the Noobs are easily excited creatures), the Noobs formed squads and began exploring the universe. Now that they have discovered Earth, squads are desperately competing with each other to be the one squad that conquers over the planet.

NoobTubez is a map-based strategy game where players control a Noob Squad and compete for territories on the real world map. Given their biology, the Noobs battle for territories by launching fruit at each other in dodgeball-style food fights. As they come in contact with the fruit, the Noobs heads begin to inflate, ultimately slowing them down and causing them to fall over. Players can team up to form Noob Squads with their friends in order to take over places like Fenway Park, the White House, and other key locations all over the world.

NoobTubez offers a blend of long-term goals and immediate satisfaction in order to meet both needs for gamers. Players can get a quick thrill from the action packed food fight mini game, while the long-term orientation of the map game will ultimately increase the life cycle of the user base.

Platform

In order to bring these epic wins to our users, Zelgor has built the Zelgor Platform. The platform lets us build open-world games on top of the real world map, creating infinite possibilities for users to explore and achieve epic wins. The platform creates opportunities

for us to license our IP to other companies looking to build location-based applications, opening up potential revenue streams beyond in-game purchases.

Market

The $11Bn+ mobile gaming space is massive and lucrative, yet still in its infancy. While the industry was once dominated by games targeting casual gamers, companies such as Machine Zone and Supercell have taken single titles and turned them into massive successes by attracting hardcore gamers as well. Each company is worth over $3Bn, and both have effectively monetized their games through the freemium business model. Supercell brings in over $2 million a day in revenue, with Clash of Clans as the top grossing app, in the iPhone app store. Our goal is to attract both types of gamers, in order to give us maximum staying power.


Casual Gamers
Simple
Complex
Core Gamers
Fruit Ninja
Temple Run 2
Puzzle & Dragons
Angry Birds
Noob Tubez
War Dragons
Clash of Clans
Frontline Commando
Game of War

- Market (segment if applicable)
- Competitors
    - Supercell
    - Machine Zone
    - Gungho Entertainment
    -

- Marketing Plan

Pre-Launch:

- Launch Kickstarter marketing campaign
- Reach out to 1st & 2nd degree networks
- Create and engage on specific strategic social channels
- Launch traditional and digital guerilla marketing campaign
- Soft launch in similar markets such as Australia and Canada

Launch:
- Launch Nolan Bushnell online commercial campaign
- Use strategic and targeted ad buys on related games
- Build out an influencer promoter network in 3-5 major cities
- Set up sponsorships/booths at major trade shows and conferences (E3)
- Push targeted press releases to writers and news platforms

Post-Launch:
- Leverage strategic major consumer brand partnership
- Use large trafficked traditional ad buys in major cities
- Launch giant pop-up nation-wide guerilla campaigns
- Create full press plan roll out with strategic PR agency

Operations Plan

1. **Development** - 7 months
   - Key Roles:
   - Local Unity Dev – 7 months
   - Modeling - 5 months
   - Animation – 3 months
   - Step 1: Mini Game Dev
     - Mini game tuning
     - Mini game de-bugging
     - Implementing artwork/models
     - Tuning
     - Bugging
   - Step 2: Macro-game integration
     - Adding mini game intro platform
     - Adding games rules
     - Macro-game de-bugging
     - Macro-game tuning
     - Macro-game artwork implementation
     - De-bugging
     - Tuning

2. **Alpha** - friends and family, invites (100 testers) 2 months
   Gathering feedback,

Tuning, de-bugging, studying trends/game-play patterns
Begin pre-launch marketing efforts
Kickstarter
3. **Beta** - find the fun, find big bugs (200-500 testers) 2-4 months
   - Key Roles: QA/Community Manager
4. **Soft launch australia/nz**- improve game systems, establish retention, find less common bugs .5 - 1.5 months
5. **Soft launch canada** - establish player metrics to raise VC for marketing push, test scaling and balance 1-3 months
6. **kickstarter**
7. **Worldwide release** - get to the top of the charts 1-2 months
8. Try to stay there as long as possible
9. Establish brand tie-ins once we have large numbers of players

10. **Scale -** or exit

Management Team

John Fanning Jr, Founder, CEO: John Fanning Jr graduated from the University of Miami with a degree in Entrepreneurship in 2014. He founded Zelgor Inc. in 2012 after graduating from Draper University, where he led his team to first place in the month-long business development competition. At Draper U, he finished top 10 in the VC pitch competition with his idea for a GPS-based mobile game that let users take over the real world. Previously, he worked as a web manager for Netgames, where he worked with Assist Software to develop a web-based chess application for their most successful game website, Chess.net.

Phil Fogerite, Product Manager: Over his 8 years of experience, Phil has worked on three credited AAA game titles, including Sims 3, Dungeons & Dragons Online, and The Incredible Hulk. He's a mobile game expert who has worked in multiple roles, including designer, art director, producer, programmer, and scrum master. He graduated from Full Sail University in 2006.

Gabriel Tironeac, Lead Designer: Gabriel currently works for Assist Software, and has been the lead designer for Zelgor since 2012. He's an expert in 3D modeling, rendering, and Unity 3D, and has been working in game development since 2008. He graduated from the Universitatea Stefan cel Mare Suceava in 2010 with a degree in Computer Science.

Alexandru Boca, Lead Developer: Alexandru has been Zelgor's lead developer since 2012. Currently working at Assist Software, Alex is an expert in Unity 3D and mobile app development. Alex has earned degrees from both the Colegiul National de Informatica "Spiru Haret" Suceava, and the Universitatea Stefan cel Mare Suceava.

- Financial Plan and Economics

Zelgor's business model revolves around monetizing our games and our mobile platform. We plan to use the traditional "freemium" model, which means our games will be free and include items that users can purchase. With our first mobile game, NoobTubez, our goal is to reach 10 million downloads when we first launch. Since the app is free, we are making the barriers to entry as low as possible for prospective users.

Metrics	Goals
Initial Downloads	10,000,000
MAU	35%
DAU	40%
% Paid Users	4%
ARPU	$2.02

We conservatively project that we can convert 35% of downloads into monthly active users, with 40% of those turning into daily players. With only 4% of users spending anything on virtual items, our goal is to have our average revenue per user of around $2. While we plan to monetize in other ways (sponsored content, physical merchandise, platform licensing), here we project our business out using exclusively the freemium model. Typically, mobile games that monetize only through the freemium model are able to convert 3-5% of their users into paying users.

User Spending	%	$
Target Spending	0%	$2.02

Min Spending	60%	$5
Low Spending	24.50%	$15
High Spending	14%	$25
Top Spending	2%	$500

Of that 4%, we project that users will spend a minimum of $5 on virtual items to improve their squad in NoobTubez. Virtual items will include things like new characters, power ups, and upgrades that protect the users territories. The top spenders, or "whales", largely drive virtual item sales. The whales are people who will quickly to decide to pay once they commit to a game, and have no problem spending hundreds of dollars up front. This is an opportunity that did not exist in the traditional console market, as players would only have to pay the up front cost of buying the game.

Metrics	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6
Revenue	$7,070,000	$3,178,318	$2,945,241	$2,727,254	$2,523,654	$2,333,693
MAU	3,500,000	5,340,000	6,468,000	7,168,440	7,289,960	7,027,535
DAU	1,400,000	2,136,000	2,587,200	2,867,376	2,915,984	2,811,014

Here, we project out our first 6 months of revenue starting from the launch of NoobTubez. The initial surge of downloads leads to month 1 being the largest earning month for the game. This is because every player starts from the beginning, and we assume that whales will spend the majority of their investment in the game when they first start. Once they are emotionally invested, the whales will continue to spend, but not nearly at the same volume as when they first started playing. When we first launch, our goal is to convert as many downloads as possible into Monthly Active Users (MAU) and Daily Active Users (DAU). A few months after launch, revenue and MAU begin to plateau, and we shift our focus to keeping our users playing for as long as possible, while continuing marketing efforts in hopes of bringing in more downloads and active users.

Exit Strategy

The game structure of NoobTubez creates an experience that offers something for both casual and core gamers. The map game is a simplified risk-like RTS with limited base building that can be played with one hand. This mode lets casual gamers compete for territories and try to win real prizes without ever having to play the competitive mini game. The mini game offers an exciting 3 minute fruit flinging experience that gives core gamers the additional control they desire over the outcome of their territory battles. While we believe the mini game will appeal to casual gamers as well, given it's simple and easy to learn controls, the ability to simulate territory attacks enables players to still participate in NoobTubez even if they don't enjoy playing the mini game.

While the game overall is more complex, it doesn't require nearly as much base building as other highly successful mobile games like Game of War and Clash of Clans. The mini game is a tactical dodgeball style game, more complicated than gem puzzlers like Candy Crush and Puzzle & Dragons. Our mini game fits in perfectly with the tactical style Clash Royale has created, which is currently the top grossing game in the app store (as of April 2016).

The overwhelming majority of games in the iOS App Store are simple games targeting casual gamers. The strategy of these games is an attempt to appeal to the user in a way that makes the game go viral. The risk on this type of venture is quite high, as whether or not something becomes viral can be extremely unpredictable.

- Appendices